OMB APPROVAL
OMB NUMBER: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
Amendment No.  1

Selective Insurance Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

816300-10-7
(CUSIP Number)

Check the following box if a fee is being paid with this statement "X" (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (5-87)

CUSIP NO. 816300-10-7               THE COMMERCE GROUP, INC.
                                    SCHEDULE 13G
                                    AMENDMENT No. 1
                                    JANUARY 24, 2001




1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Commerce Group, Inc.
     ID#: 04-2599931

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)0
                                                            (b)0

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.    SOLE VOTING POWER
         1,782,500 shares as of December 31, 2000

     6.    SHARED VOTING POWER
           N/A

     7.    SOLE DISPOSITIVE POWER
         1,782,500 shares as of December 31, 2000

     8.    SHARED DISPOSITIVE POWER
           N/A

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,782,500 shares as of December 31, 2000

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*

      N/A

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.1%

12.   TYPE OF REPORTING PERSON*

      HC

CUSIP NO. 816300-10-7               THE COMMERCE GROUP, INC.
                                    SCHEDULE 13G
                                    AMENDMENT No. 1
                                    JANUARY 24, 2001


Item 1.

a.   Selective Insurance Group, Inc
b.   40 Wantage Avenue
     Branchville, NJ  07890

Item 2.

a.   The Commerce Group, Inc.
b.   211 Main Street, Webster, MA  01570;
c.   Organized under the laws of the Commonwealth of Massachusetts;
d.   Common Stock of Selective Insurance Group, Inc.;
e.   Selective Insurance Group, Inc. CUSIP - 816300-10-7

Item 3.  If this statement is filed pursuant to Rule 13d-
         1(b), or 13d-2(b), check whether the person filing is a:

     Parent Holding Company, in accordance with 240.13d-1(b)(1)(ii)(G);

Item 4.  Ownership

a.   1,782,500 shares of common stock as of December 31, 2000;
b.   7.1% of common stock owned;
c.   (I)   1,782,500 shares as of December 31, 2000;
     (ii)    N/A;
     (iii) 1,782,500 shares as of December 31, 2000:
     (iv)    N/A;

Item 5.  Ownership of Five Percent or Less of a Class

         N/A;

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A;

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the Parent Holding Company

         The Commerce Insurance Company - (IC);
         Citation Insurance Company - (IC)

CUSIP NO. 816300-10-7               THE COMMERCE GROUP, INC.
                                    SCHEDULE 13G
                                    AMENDMENT No. 1
                                    JANUARY 24, 2001


Item 8.   Identification and Classification of Members of the
          Group

          N/A;

Item 9.   Notice of Dissolution of Group

          N/A;

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                              January 24, 2001
                                                    Date





                                                   Signature

                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer